Exhibit 21.1
List of Subsidiaries

Name of Subsidiary	State or Jurisdiction in Which Incorporated or Organized
Solazyme Brazil, LLC	Delaware
Solazyme Brasil Oleos Renovaveis e Bioprodutos LTDA	Brazil
Solazyme Manufacturing 1, LLC	Delaware
Solazyme Bunge Renewable Oils Coöperatief U.A.*	The Netherlands
* The above-named subsidiary has two consolidated wholly-owned subsidiaries operating in foreign countries carrying on the same line of business (the manufacture and sale of oils, powders and bioproducts).

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